Filed Pursuant to Rule 433
Registration No. 333-191302
Pricing Term Sheet
September 23, 2013
RALPH LAUREN CORPORATION

Pricing Term Sheet

Issuer:	Ralph Lauren Corporation

Title of Security:	2.125% Senior Notes due 2018

Size:	$300,000,000

Ranking:	Senior unsecured

Maturity:	September 26, 2018

Coupon:	2.125%

Price to the public:	99.896%

Gross Proceeds:	$299,688,000

Net Proceeds (before expenses):	$297,888,000

Yield to maturity:	2.147%

Spread to Benchmark Treasury:	0.68%

Benchmark Treasury:	1.500% UST due August 31, 2018

Benchmark Treasury Price and Yield:	100-05; 1.467%

Interest Payment Dates:	March 26 and September 26, commencing March 26, 2014

Interest Record Dates:	March 11 and September 11

Redemption Provisions:	Make-whole call at any time at a discount rate of Treasury plus 10 basis points; callable at 100% at any time on or after August 26, 2018 (one month prior to maturity)

Change of Control Repurchase Event:
If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	September 23, 2013

Settlement Date:	T+3; September 26, 2013

Distribution:	SEC registered

CUSIP:	751212 AA9

ISIN:	US751212AA91

Ratings*:	A3/A (positive outlook/stable)

Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-runners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

Use of Proceeds:
The net proceeds from this offering will be used for general corporate purposes which may include the repayment of our €209.2 million aggregate principal amount of existing 4.5% notes due 2013. The 4.5% notes due 2013 are scheduled to mature on October 4, 2013. Pending the application of the net proceeds, we may temporarily invest the net proceeds in cash equivalents or short-term investments.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 1-800-294-1322 or J.P. Morgan collect at 212-834-4533.

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